Exhibit 99.1

GENFIT Announces Completion of Non-dilutive Royalty Financing Agreement with HCRx and Results of Repurchase Offer to 2025 OCEANEs holders

•	GENFIT completes a royalty financing of up to €185 million with HCRx after unanimous OCEANE bondholder approval, triggering a €130 million upfront payment with potential for an additional €55 million upon achieving near-term milestones
•	Non-dilutive financing extends cash runway beyond 2027 and supports GENFIT’s R&D efforts
•	Financing strengthens GENFIT's ACLF pipeline development and commitment to transformative therapies
•	GENFIT to use €61.66 million to repurchase 1,882,891 2025 OCEANEs after exercise by certain bondholders of their put option, reducing the nominal amount of GENFIT’s convertible debt to €586 thousand.

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), March 20, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases (the “Company”), is pleased to announce the successful completion of its royalty financing transaction with HealthCare Royalty (“HCRx”) and the results of the repurchase offer to 2025 OCEANEs holders.

Pascal Prigent, CEO of GENFIT, commented: “We are very pleased that we have now successfully closed this transaction. It gives us financial visibility beyond 2027 and will enable us to pursue development of all the programs in our very rich pipeline. We also believe it is positive for our shareholders as we have lifted our convertible debt burden without any dilution.”

This achievement follows the approval of the amendment to the terms and conditions of the 2025 OCEANEs by the bondholders during the general meeting, which took place on March, 10, 2025 where bondholders unanimously approved all resolutions proposed by the Company, with a quorum of 95.79%. Subsequent to the closing of the transaction, GENFIT will implement the repurchase of the 2025 OCEANEs at a price of € 32.75 per bond, (the “Repurchase”) and pay the €0.90 consent fee (the “Consent Fee”), expected to occur on March 26, 2025, and April 14, 2025, respectively.

The completion of this royalty financing transaction with HCRx marks a significant milestone for GENFIT with an upfront payment of €130 million. This substantial infusion of capital, coupled with the potential to receive up to an additional €55 million contingent upon achieving near-term milestones, provides GENFIT with a robust financial foundation. HCRx will be compensated and repaid out of a portion of the royalties which GENFIT is eligible to receive from its partner Ipsen. Cumulative payment to HCRx is capped at a maximum value and subject to time-limits. Once the cap or time-limit is met, all future royalties will revert back to GENFIT. GENFIT retains the right to receive any regulatory, commercial and sales-based milestone payments under the Ipsen agreement, including the €26.55 million milestone expected in 2025 pending a third pricing and reimbursement approval of Iqirvo® (elafibranor) in a major European market.

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This non-dilutive financing arrangement is pivotal in enabling GENFIT to fund its operating expenses and capital expenditure requirements beyond the end of 2027. This is based on current assumptions and programs and does not include exceptional events. This estimation assumes i) our expectation to receive significant future milestone revenue in 2025, including the €26.55 million milestone pending a third pricing and reimbursement approval of Iqirvo® (elafibranor) in a major European market and Ipsen meeting its sales-based thresholds, ii) drawing down all instalments under the Royalty Financing, and iii) the Repurchase of the OCEANEs as described below and the reimbursement at maturity in October 2025 of any OCEANES not repurchased and cancelled.

With this financial backing, GENFIT is well-positioned to continue the development of its Acute-on- Chronic Liver Failure (ACLF) pipeline, which includes several promising assets at various stages of development, as well as to support general corporate purposes.

Implementation of the Repurchase

By the March 19, 2025 deadline for bondholders participating in the Repurchase to exercise their put option, holders of 2025 OCEANEs exercised their put option for a total of 1,882,891 2025 OCEANEs, i.e. 99% of the total number of 2025 OCEANEs outstanding. At a price of €32.75 per bond, this represents a total Repurchase amount of € 61,664,680.25.

The settlement of the Repurchase is expected to occur on March 26, 2025. The repurchased 2025 OCEANEs will be canceled by the Company.

Payment of the Consent Fee

On April 14, 2025, GENFIT will pay the Consent Fee approved at the March 10, 2025 bondholders’ meeting. The record date for the payment of the Consent Fee is April 11, 2025, 5:00 p.m. (Paris time). The 2025 OCEANEs that will have been repurchased and cancelled as described above and those that will have been converted prior to that record date will not receive the Consent Fee. Assuming no conversions and on the basis of the 2025 OCEANEs still outstanding after the Repurchase (and cancellation), this will amount to €17,826.30.

GENFIT will publish a press release if any of the dates indicated above were to be modified.

Advisors

Van Lanschot Kempen acted as sole financial advisor to GENFIT. Goodwin Procter LLP acted as lead legal advisor to GENFIT, with Clifford Chance LLP acting as special legal advisor on financing aspects of the transaction. Morgan, Lewis & Bockius LLP and Racine Avocats acted as legal advisors to HCRx.

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Natixis acted as sole solicitation advisor to assist GENFIT to obtain the consent of the holders of the 2025 OCEANEs and in the repurchase of the 2025 OCEANEs. CMS Francis Lefebvre acted as legal advisor to GENFIT in the context of the consent solicitation of the 2025 OCEANEs holders and the Repurchase.

ABOUT GENFIT

GENFIT is a biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor1) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about the Company’s cash runway, the potential and management’s expectations to receive royalties and near-term milestones under the Ipsen Agreement, the meeting of the milestones necessary to draw down on the second and third instalments under the royalty financing, and the implementation calendar of the OCEANEs 2025 Repurchase. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 5, 2024, the Half-Year Business and Financial Report dated September 19, 2024 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

1 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

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CONTACTS

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

GENFIT | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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